Stephen Hinton Partner shinton@bradley.com 205.521.8406 direct

June 3, 2022

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions 100 F Street, NE Washington, D.C. 20549 Attn: Perry Hindin

Re:	BankGuam Holding Company

Schedule 13E-3 filed April 26, 2022

File No. 005-86694

Preliminary Proxy Statement on Schedule 14A filed April 25, 2022

File No. 000-54483

Dear Mr. Hindin:

On behalf of BankGuam Holding Company (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing staff of the United States Securities and Exchange Commission (the “Staff”) in connection with the above referenced submission as set forth in the comment letter dated May 20, 2022. The Staff’s comments are repeated below and are followed by the Company’s responses.

Schedule 13E-3 filed April 25, 2022 and Preliminary Proxy Statement filed April 26, 2022

Substantive Fairness (PRE14A), page 28

1.

Comment: The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (iii), (iv) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant. We note the disclosure on the bottom of page 28 regarding the Special Committee’s, as opposed to the Board’s, adoption of Mercer Capital’s analyses and conclusions with respect to going concern value. However, such statement does not satisfy the Board’s obligation to provide the disclosure described in Item 1014(a) and Instruction 2 thereto. To the extent applicable, the Board may similarly adopt the analyses and conclusions of Mercer Capital with respect to going concern value.

Response: The Company has revised the section titled “Substantive Fairness” to either include the factors described in clauses (iii), (iv) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant.

Bradley Arant Boult Cummings LLP | One Federal Place | 1819 Fifth Avenue North | Birmingham, AL 35203-2119 | 205.521.8000 | bradley.com

United States Securities and Exchange Commission

June 3, 2022

General

2.	Comment: Please revise the proxy statement to provide the legend required by Exchange Act 13e-3(e)(1)(iii). Refer to paragraph 1 of the Instructions to Paragraph (e)(1).

Response: The Company has revised the proxy statement to include the legend required by Exchange Act 13e-3(e)(1)(iii).

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We believe that the foregoing has been responsive to the Staff’s comments. Please call me at 205.521.8406 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephen C. Hinton

Stephen C. Hinton

cc:	Danilo A. Rapadas, General Counsel, BankGuam Holding Company